November 8, 2006
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Steven Jacobs
Mr. Owen Pinkerton

Re:	iPayment, Inc.
Registration Statement on Form S-4 (File No. 333-135959)
     Dear Messrs. Jacobs and Pinkerton:
     On behalf of our client, iPayment, Inc., a Delaware company (the “Company”), please find attached hereto for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) supplemental information and revised pages to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). This letter and the attached pages are provided in response to comments provided by Steven Jacobs on a call held on November 7, 2006 with representatives of the Company, its lawyers and accountants.
Accelerated Method of Amortization – Quarterly Comparison
     Attached hereto as Exhibit A is an analysis comparing the Company’s actual quarterly results of operations using the Company’s current straight-line method of amortization compared to the quarterly results that would have resulted from the adoption of the accelerated method of amortization outlined in the Company’s letter to the Commission dated November 6, 2006 (the “Accelerated Method”). The analysis is provided for each quarter in 2004 and 2005 and the first three quarters of 2006.
     The Company notes that the differences that would have resulted from the adoption of the Accelerated Method in 2004 and 2005, and in the first two quarters of 2006 are not material. The adoption in 2004 would not have resulted in any change in reported earnings per share for any quarter during that period. The adoption in 2005 would have not have resulted in a change

Securities and Exchange Commission November 8, 2006

in reported earnings per share greater than 3% (in the fourth quarter) and in all other quarters the change would have been even less. In addition, the Company does not believe that the differences in 2005 would have been material to investors. The Company notes that after the announcement of the proposal to acquire the Company on May 16, 2006, the Company’s stock price essentially reflected a discount to the consideration offered per share and did not fluctuate materially based on quarterly results of operations. Nonetheless, the Company notes that the Company outperformed consensus analysts estimates (excluding transaction costs associated with the acquisition) under either method of amortization. Furthermore, the fairness opinion provided in connection with the transaction utilized three methods: (1) Discounted cash flow analysis, (2) publicly traded comparables (enterprise value / EBITDA), and (3) precedent transactions (enterprise value / EBITDA). The Company notes that all three methods utilize cashflows and incorporated ranges from 11% to 33% for the resulting values. Finally, the Company notes that the difference would not have resulted in any change in bonuses paid to executive officers since earnings per share would have been higher in 2005 under the Accelerated Method.
     Adoption of the Accelerated Method in 2006 would have resulted in an increase in net income of 7% in the first quarter of 2006 and a decrease of 1% in the second quarter of 2006. The Company does not believe that these differences are material. The Company no longer had publicly traded equity securities at any time that it released its quarterly results of operations in 2006 and the Company’s debt investors are focused on cashflow measures which are not impacted by amortization expenses. Furthermore, the changes would not have impacted the Company’s compliance with the financial covenants governing its senior subordinated notes or its bank debt since these covenants are EBITDA-based.
     The Company intends to adopt the Accelerated Method with respect to the third quarter of 2006 and future periods. The Company does not expect the adoption of the Accelerated Method compared to the current straight line method of amortization to have a material impact on its results of operations for the nine months ended September 30, 2006.
Expanded Disclosure
     The Company has expanded the disclosure on pages 51, and F-10 through F-12 of the Registration Statement regarding the historical attrition rate and the application of its current straight-line amortization methodology and confirming that it approximates in all material respects the outcome that would have resulted had the Company adopted the Accelerated Method for the periods presented.
*     *     *

2

Securities and Exchange Commission November 8, 2006

     Please note that the Company has corrected the net income amounts for nine months ended September 30, 2006 under both the straight line method of amortization and the Accelerated Method. The corrected amounts are included in Exhibit A.
     Please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

Attachment

cc:	Clay M. Whitson, Chief Financial Officer, iPayment, Inc.

3

Exhibit A

iPayment Inc. & Subsidiaries
Amortization Expense Proposed vs. As Reported
Quarterly Data 2004 — 2006
Amortization Exp Comparison

	Amortization Expense					Amortization Expense					Amortization Expense
														*9 months
														ended
(in thousands)	Q1-04	Q2-04	Q3-04	Q4-04	2004	Q1-05	Q2-05	Q3-05	Q4-05	2005	Q1-06	Q2-06	Q3-06	9/30/06
Amortization Expense (as reported)	$2,856	$2,856	$2,901	$2,991	$11,604	$7,780	$7,780	$7,804	$7,854	$31,217	$7,854	$8,048	$8,202	$24,104

Amortization Expense (Proposed Method)	$2,983	$2,863	$2,799	$2,788	$11,433	$8,085	$7,759	$7,474	$7,228	$30,546	$6,936	$8,189	$9,056	$24,181

(Under) Over Expensed Amortization Expense	$(128)	$(7)	$102	$204	$171	$(305)	$21	$330	$626	$671	$917	$(140)	$(854)	$(77)

Effective tax rate	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%

Net impact	$(77)	$(4)	$61	$122	$103	$(183)	$12	$198	$375	$403	$550	$(84)	$(512)	$(46)

Net income (loss) — as reported	$5,002	$5,677	$6,439	$7,617	$24,735	$6,872	$7,729	$8,129	$10,657	$33,387	$7,622	$(6,645)	$(517)	$460

Net income (loss) — pro forma	$4,925	$5,673	$6,500	$7,739	$24,838	$6,689	$7,741	$8,327	$11,032	$33,790	$8,172	$(6,729)	$(1,029)	$414

Shares Outstanding	16,459	16,527	16,565	16,545	16,545	16,721	16,783	17,123	17,049	17,049	** n/a	** n/a	** n/a	** n/a

EPS (As Reported)	$0.30	$0.34	$0.39	$0.46	$1.50	$0.41	$0.46	$0.475	$0.61	$1.96	** n/a	** n/a	** n/a	** n/a

EPS (Pro Forma)	$0.30	$0.34	$0.39	$0.46	$1.50	$0.40	$0.46	$0.486	$0.63	$1.98	** n/a	** n/a	** n/a	** n/a

Variance	$—	$—	$—	$—	$—	$(0.01)	$—	$0.01	$0.02	$0.02	** n/a	** n/a	** n/a	** n/a

*	The Form 10-Q for the three months ended September 30, 2006 has not been filed as of November 8, 2006

**	On May 5, 2006, iPayment, Inc. announced that its stockholders approved the Agreement and Plan of Merger, dated as of December 27, 2005. The Company’s Form 10-Q containing its results of operations for the quarter ended March 31, 2006 results were filed on May 15, 2006, ten days subsequent to stockholder approval.

iPayment Inc. & Subsidiaries
(in thousands)
Straight Line Method

		Purchased	Accumulated
Intangible Assets	Date of Acquisition	Portfolios	Amortization	Net
FDMS II	Jan-05	129,100	(23,054)	106,046
FDMS I	Jan-04	53,200	(17,100)	36,100
Chicago	Aug-02	11,911	(6,110)	5,800
iPi of CA	Aug-02	3,730	(2,531)	1,199
Petroleum Card Services	Jan-05	4,965	(887)	4,078
Transaction Solutions	Sep-04	3,800	(860)	2,940
First National Processing	Aug-01	4,420	(2,947)	1,473
CardPayment Solutions	Aug-03	3,700	(1,410)	2,290
CardSync	Sep-02	3,000	(1,536)	1,464
NPMG	Sep-05	2,083	(174)	1,909

	Total Tested	219,909	(56,609)	163,300

*Total Value of Portfolios (@3/31/06)		253,938	(72,531)	181,407

*	As reported in the Company’s Form 10-Q for the three months ended March 31, 2006 Coverage 90.0%

Accelerated Method
Amortization
Current 7 year Method
(in thousands)

	Cost	Jan-01	Feb-01	Mar-01	Apr-01	May-01	Jun-01	Jul-01	Aug-01	Sep-01	Oct-01	Nov-01	Dec-01
FDMS II	$129,100	—	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	$53,200	—	—	—	—	—	—	—	—	—	—	—	—	—
Chicago	$11,911	—	—	—	—	—	—	—	—	—	—	—	—	—
iPi of CA	$3,730	—	—	—	—	—	—	44	44	44	44	44	44	266
Petroleum Card Services	$4,965	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	$3,800	—	—	—	—	—	—	—	—	—	—	—	—	—
First National Processing	$4,420	—	—	—	—	—	—	—	53	53	53	53	53	263
CardPayment Solutions	$3,700	—	—	—	—	—	—	—	—	—	—	—	—	—
CardSync	$3,000	—	—	—	—	—	—	—	—	—	—	—	—	—
NPMG	$2,083	—	—	—	—	—	—	—	—	—	—	—	—	—

	219,909	—	—	—	—	—	—	44	97	97	97	97	97	529

	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
FDMS II	—	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	—	—	—	—	—	—	—	—	—	—	—	—	—
Chicago	—	—	—	—	—	—	—	142	142	142	142	142	709
iPi of CA	44	44	44	44	44	44	44	44	44	44	44	44	533
Petroleum Card Services	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	—	—	—	—	—	—	—	—	—	—	—	—	—
First National Processing	53	53	53	53	53	53	53	53	53	53	53	53	631
CardPayment Solutions	—	—	—	—	—	—	—	—	—	—	—	—	—
CardSync	—	—	—	—	—	—	—	—	36	36	36	36	143
NPMG	—	—	—	—	—	—	—	—	—	—	—	—	—

	97	97	97	97	97	97	97	239	275	275	275	275	2,016

	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03	Dec-03
FDMS II	—	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	—	—	—	—	—	—	—	—	—	—	—	—	—
Chicago	142	142	142	142	142	142	142	142	142	142	142	142	1,702
iPi of CA	44	44	44	44	44	44	44	44	44	44	44	44	533
Petroleum Card Services	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	—	—	—	—	—	—	—	—	—	—	—	—	—
First National Processing	53	53	53	53	53	53	53	53	53	53	53	53	631
CardPayment Solutions	—	—	—	—	—	—	—	44	44	44	44	44	220
CardSync	36	36	36	36	36	36	36	36	36	36	36	36	429
NPMG	—	—	—	—	—	—	—	—	—	—	—	—	—

	275	275	275	275	275	275	275	319	319	319	319	319	3,515

	Jan-04	Feb-04	Mar-04	Apr-04	May-04	Jun-04	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04
FDMS II	—	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	633	633	633	633	633	633	633	633	633	633	633	633	7,600
Chicago	142	142	142	142	142	142	142	142	142	142	142	142	1,702
iPi of CA	44	44	44	44	44	44	44	44	44	44	44	44	533
Petroleum Card Services	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	—	—	—	—	—	—	—	—	45	45	45	45	181
First National Processing	53	53	53	53	53	53	53	53	53	53	53	53	631
CardPayment Solutions	44	44	44	44	44	44	44	44	44	44	44	44	529
CardSync	36	36	36	36	36	36	36	36	36	36	36	36	429
NPMG	—	—	—	—	—	—	—	—	—	—	—	—	—

	952	952	952	952	952	952	952	952	997	997	997	997	11,604

	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05	Oct-05	Nov-05	Dec-05
FDMS II	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	1,537	18,443
FDMS I	633	633	633	633	633	633	633	633	633	633	633	633	7,600
Chicago	142	142	142	142	142	142	142	142	142	142	142	142	1,702
iPi of CA	44	44	44	44	44	44	44	44	44	44	44	44	533
Petroleum Card Services	59	59	59	59	59	59	59	59	59	59	59	59	709
Transaction Solutions	45	45	45	45	45	45	45	45	45	45	45	45	543
First National Processing	53	53	53	53	53	53	53	53	53	53	53	53	631
CardPayment Solutions	44	44	44	44	44	44	44	44	44	44	44	44	529
CardSync	36	36	36	36	36	36	36	36	36	36	36	36	429
NPMG	—	—	—	—	—	—	—	—	25	25	25	25	99

	2,593	2,593	2,593	2,593	2,593	2,593	2,593	2,593	2,618	2,618	2,618	2,618	31,217

	Jan-06	Feb-06	Mar-06	Apr-06	May-06	New Basis	May-06	Jun-06	Jul-06	Aug-06	Sep-06
					thru May 10		May 10-31
FDMS II	1,537	1,537	1,537	1,537	496	103,949	838	1,237	1,237	1,237	1,237	4,611
FDMS I	633	633	633	633	204	43,891	354	523	523	523	523	1,900
Chicago	142	142	142	142	46	14,654	118	174	174	174	174	425
iPi of CA	44	44	44	44	14	11,031	89	131	131	131	131	133
Petroleum Card Services	59	59	59	59	19	8,879	72	106	106	106	106	177
Transaction Solutions	45	45	45	45	15	11,630	94	138	138	138	138	136
First National Processing	53	53	53	53	17	10,733	87	128	128	128	128	158
CardPayment Solutions	44	44	44	44	14	10,030	81	119	119	119	119	132
CardSync	36	36	36	36	12	9,497	77	113	113	113	113	107
NPMG	25	25	25	25	8	5,359	43	64	64	64	64	74

	2,618	2,618	2,618	2,618	845		1,852	2,734	2,734	2,734	2,734	24,104

Proposed Method
Amortization
Assume 15% attrition
-1.36%
(in thousands)

	Cost	Jan-01	Feb-01	Mar-01	Apr-01	May-01	Jun-01	Jul-01	Aug-01	Sep-01	Oct-01	Nov-01	Dec-01	NBV
FDMS II	$129,100	—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	$53,200	—	—	—	—	—	—	—	—	—	—	—	—
Chicago	$11,911	—	—	—	—	—	—	—	—	—	—	—	—
iPi of CA	$3,730	—	—	—	—	—	—	(51)	(51)	(49)	(49)	(48)	(47)	$3,434
Petroleum Card Services	$4,965	—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	$3,800	—	—	—	—	—	—	—	—	—	—	—	—
First National Processing	$4,420	—	—	—	—	—	—	—	(60)	(59)	(59)	(58)	(57)	$4,127
CardPayment Solutions	$3,700	—	—	—	—	—	—	—	—	—	—	—	—
CardSync	$3,000	—	—	—	—	—	—	—	—	—	—	—	—
NPMG	$2,083	—	—	—	—	—	—	—	—	—	—	—	—

	219,909	—	—	—	—	—	—	(51)	(111)	(109)	(107)	(106)	(105)	(589)

		Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
FDMS II		—	—	—	—	—	—	—	—	—	—	—	—
FDMS I		—	—	—	—	—	—	—	—	—	—	—	—
Chicago	$11,911	—	—	—	—	—	—	—	(162)	(160)	(158)	(156)	(154)	$11,121
iPi of CA	$3,434	(47)	(46)	(46)	(45)	(44)	(44)	(43)	(43)	(42)	(41)	(41)	(40)	$2,913
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions		—	—	—	—	—	—	—	—	—	—	—	—
First National Processing	$4,127	(56)	(56)	(55)	(54)	(53)	(53)	(52)	(51)	(50)	(50)	(49)	(48)	$3,500
CardPayment Solutions		—	—	—	—	—	—	—	—	—	—	—	—
CardSync	$3,000	—	—	—	—	—	—	—	—	(41)	(40)	(40)	(39)	$2,840
NPMG		—	—	—	—	—	—	—	—	—	—	—	—

		(103)	(102)	(100)	(99)	(98)	(96)	(95)	(256)	(293)	(289)	(286)	(282)	(2,099)

		Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03	Dec-03
FDMS II		—	—	—	—	—	—	—	—	—	—	—	—
FDMS I		—	—	—	—	—	—	—	—	—	—	—	—
Chicago	$11,121	(152)	(150)	(148)	(146)	(144)	(142)	(140)	(138)	(136)	(134)	(132)	(130)	$9,432
iPi of CA	$2,913	(40)	(39)	(39)	(38)	(38)	(37)	(37)	(36)	(36)	(35)	(35)	(34)	$2,470
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions		—	—	—	—	—	—	—	—	—	—	—	—
First National Processing	$3,500	(48)	(47)	(46)	(46)	(45)	(45)	(44)	(43)	(43)	(42)	(42)	(41)	$2,968
CardPayment Solutions	$3,700	—	—	—	—	—	—	—	(50)	(50)	(49)	(48)	(48)	$3,455
CardSync	$2,840	(39)	(38)	(38)	(37)	(37)	(36)	(36)	(35)	(35)	(34)	(34)	(33)	$2,408
NPMG		—	—	—	—	—	—	—	—	—	—	—	—

		(278)	(274)	(270)	(267)	(263)	(259)	(256)	(303)	(299)	(295)	(291)	(287)	(3,340)

		Jan-04	Feb-04	Mar-04	Apr-04	May-04	Jun-04	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04
FDMS II		—	—	—	—	—	—	—	—	—	—	—	—
FDMS I	$53,200	(725)	(716)	(706)	(696)	(687)	(677)	(668)	(659)	(650)	(641)	(632)	(624)	$45,119
Chicago	$9,432	(129)	(127)	(125)	(123)	(122)	(120)	(118)	(117)	(115)	(114)	(112)	(111)	$7,999
iPi of CA	$2,470	(34)	(33)	(33)	(32)	(32)	(31)	(31)	(31)	(30)	(30)	(29)	(29)	$2,095
Petroleum Card Services		—	—	—	—	—	—	—	—	—	—	—	—
Transaction Solutions	$3,800	—	—	—	—	—	—	—	—	(52)	(51)	(50)	(50)	$3,597
First National Processing	$2,968	(40)	(40)	(39)	(39)	(38)	(38)	(37)	(37)	(36)	(36)	(35)	(35)	$2,517
CardPayment Solutions	$3,455	(47)	(46)	(46)	(45)	(45)	(44)	(43)	(43)	(42)	(42)	(41)	(41)	$2,930
CardSync	$2,408	(33)	(32)	(32)	(32)	(31)	(31)	(30)	(30)	(29)	(29)	(29)	(28)	$2,043
NPMG		—	—	—	—	—	—	—	—	—	—	—	—

		(1,008)	(994)	(981)	(967)	(954)	(941)	(928)	(916)	(955)	(942)	(929)	(917)	(11,433)

		Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05	Oct-05	Nov-05	Dec-05
FDMS II	$129,100	(1,760)	(1,736)	(1,713)	(1,689)	(1,666)	(1,644)	(1,621)	(1,599)	(1,577)	(1,556)	(1,535)	(1,514)	$109,490
FDMS I	$45,119	(615)	(607)	(599)	(590)	(582)	(574)	(567)	(559)	(551)	(544)	(536)	(529)	$38,266
Chicago	$7,999	(109)	(108)	(106)	(105)	(103)	(102)	(100)	(99)	(98)	(96)	(95)	(94)	$6,784
iPi of CA	$2,095	(29)	(28)	(28)	(27)	(27)	(27)	(26)	(26)	(26)	(25)	(25)	(25)	$1,777
Petroleum Card Services	$4,965	(68)	(67)	(66)	(65)	(64)	(63)	(62)	(61)	(61)	(60)	(59)	(58)	$4,211
Transaction Solutions	$3,597	(49)	(48)	(48)	(47)	(46)	(46)	(45)	(45)	(44)	(43)	(43)	(42)	$3,051
First National Processing	$2,517	(34)	(34)	(33)	(33)	(32)	(32)	(32)	(31)	(31)	(30)	(30)	(30)	$2,135
CardPayment Solutions	$2,930	(40)	(39)	(39)	(38)	(38)	(37)	(37)	(36)	(36)	(35)	(35)	(34)	$2,485
CardSync	$2,043	(28)	(27)	(27)	(27)	(26)	(26)	(26)	(25)	(25)	(25)	(24)	(24)	$1,732
NPMG	$2,083	—	—	—	—	—	—	—	—	(28)	(28)	(28)	(27)	$1,972

		(2,732)	(2,695)	(2,658)	(2,622)	(2,586)	(2,551)	(2,516)	(2,482)	(2,476)	(2,443)	(2,409)	(2,376)	(30,546)

		Jan-06	Feb-06	Mar-06	Apr-06	May-06	New Basis	May-06	Jun-06	Jul-06	Aug-06	Sep-06
						thru May 10		May 10-31
FDMS II	$109,490	(1,493)	(1,473)	(1,453)	(1,433)	(456)	103,949	(960)	(1,404)	(1,385)	(1,366)	(1,348)		$97,486
FDMS I	$38,266	(522)	(515)	(508)	(501)	(159)	43,891	(405)	(593)	(585)	(577)	(569)		$41,162
Chicago	$6,784	(93)	(91)	(90)	(89)	(28)	14,654	(135)	(198)	(195)	(193)	(190)		$13,743
iPi of CA	$1,777	(24)	(24)	(24)	(23)	(7)	11,031	(102)	(149)	(147)	(145)	(143)		$10,345
Petroleum Card Services	$4,211	(57)	(57)	(56)	(55)	(18)	8,879	(82)	(120)	(118)	(117)	(115)		$8,327
Transaction Solutions	$3,051	(42)	(41)	(40)	(40)	(13)	11,630	(107)	(157)	(155)	(153)	(151)		$10,907
First National Processing	$2,135	(29)	(29)	(28)	(28)	(9)	10,733	(99)	(145)	(143)	(141)	(139)		$10,065
CardPayment Solutions	$2,485	(34)	(33)	(33)	(33)	(10)	10,030	(93)	(135)	(134)	(132)	(130)		$9,406
CardSync	$1,732	(24)	(23)	(23)	(23)	(7)	9,497	(88)	(128)	(127)	(125)	(123)		$8,906
NPMG	$1,972	(27)	(27)	(26)	(26)	(8)	5,359	(50)	(72)	(71)	(70)	(69)		$5,026

		(2,344)	(2,312)	(2,280)	(2,249)	(716)		(2,121)	(3,102)	(3,060)	(3,018)	(2,977)		(24,181)